SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (AMENDMENT NO. ______) 1


                                 Happy Kids Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   411391 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Richard S. Mattessich
                   Buchanan Ingersoll Professional Corporation
                              500 College Road East
                           Princeton, New Jersey 08540
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                  and Communications)


                                  July 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

--------
       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------             -----------------------------------
CUSIP No.   411391 10 5             13D               Page 2 of 11 Pages
--------------------------------             -----------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Jack Mark Benun
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                    (b)|_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS *  BK; 00
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2 (e)                                  |_|
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
   NUMBER OF
     SHARES       7  SOLE VOTING POWER            6,587,500
                 ---------------------------------------------------------------
  BENEFICIALLY
    OWNED BY      8  SHARED VOTING POWER          None
                 ---------------------------------------------------------------
      EACH
   REPORTING      9  SOLE DISPOSITIVE POWER       3,293,750
                  --------------------------------------------------------------
  PERSON WITH    10  SHARED DISPOSITIVE POWER     None
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  6,587,500
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 |_|
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                63.49%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*                                       IN
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------             -----------------------------------
CUSIP No.   411391 10 5             13D               Page 3 of 11 Pages
--------------------------------             -----------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Mark Jack Benun
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                    (b)|_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS *  BK; 00
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d)or 2(e)                                    |_|
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
   NUMBER OF
     SHARES       7  SOLE VOTING POWER            None
                 ---------------------------------------------------------------
  BENEFICIALLY
    OWNED BY      8  SHARED VOTING POWER          None
                 ---------------------------------------------------------------
      EACH
   REPORTING      9  SOLE DISPOSITIVE POWER       3,293,750
                  --------------------------------------------------------------
  PERSON WITH    10  SHARED DISPOSITIVE POWER     None
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  3,293,750
--------------------------------------------------------------------------------

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 |_|
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                31.74%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*                                       IN
--------------------------------------------------------------------------------


                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------             -----------------------------------
CUSIP No.   411391 10 5             13D               Page 4 of 11 Pages
--------------------------------             -----------------------------------

--------------------------------------------------------------------------------

  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Isaac Maurice Levy
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                    (b)|_|
--------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------

  4    SOURCE OF FUNDS *  BK; 00
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2 (e)                                  |_|
--------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
--------------------------------------------------------------------------------
   NUMBER OF
     SHARES       7  SOLE VOTING POWER            1,162,500
                 ---------------------------------------------------------------
  BENEFICIALLY
    OWNED BY      8  SHARED VOTING POWER          None
                 ---------------------------------------------------------------
      EACH
   REPORTING      9  SOLE DISPOSITIVE POWER       1,162,500
                  --------------------------------------------------------------
  PERSON WITH    10  SHARED DISPOSITIVE POWER     None
--------------------------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                  1,162,500
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 |_|
--------------------------------------------------------------------------------

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                11.20%
--------------------------------------------------------------------------------

  14   TYPE OF REPORTING PERSON*                                       IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                                  Statement of

                                 Jack Mark Benun

                                 Mark Jack Benun

                                       and

                               Isaac Maurice Levy

                            Pursuant to Section 13(d)

                          of the Securities Act of 1934

                                  in respect of

                                 Happy Kids Inc.

      This Report on Schedule 13D relates to the common stock, par value $.01 per share, of Happy Kids Inc., a New York corporation. Jack Mark Benun, Mark
Jack Benun and Isaac Maurice Levy (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of such common stock and are collectively referred to herein as the "Reporting Group."

      The summary description of certain documents contained in this Report are qualified in their entirety by reference to the complete texts of such documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, $.01 par value (the "Common Stock") of Happy Kids Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 100 West 33rd Street, Suite 1100, New York, New York 10001.

ITEM 2.  IDENTITY AND BACKGROUND.

         REPORTING PERSON: JACK M. BENUN:

            (a)   The name of the person filing this report is Jack Mark Benun;

            (b) The business address of Mr. J. Benun is c/o Happy Kids Inc., 100 West 33rd Street, New York, New York 10001;

            (c) The present principal occupation or employment of Mr. J. Benun is President and Chief Executive Officer of Happy Kids Inc., a New York corporation, located at 100 West 33rd Street, New York, New York 10001;


                               Page 5 of 11 Pages

            (d)   During  the  last  five  years,  Mr.  J.  Benun  has not  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);

            (e) During the last five years, Mr. J. Benun was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

            (f)   Mr. J. Benun is a citizen of the United States.

         REPORTING PERSON: MARK J. BENUN:

            (a)   The name of the person filing this report is Mark Jack Benun;

            (b) The business address of Mr. M. Benun is c/o Happy Kids Inc., 100 West 33rd Street, New York, New York 10001;

            (c) The present principal occupation or employment of Mr. M. Benun is Executive Vice President of Happy Kids Inc., a New York corporation, located at 100 West 33rd Street, New York, New York 10001;

            (d)   During  the  last  five  years,  Mr.  M.  Benun  has not  been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);

            (e) During the last five years, Mr. M. Benun was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

            (f)   Mr. M. Benun is a citizen of the United States.

         REPORTING PERSON: ISAAC M. LEVY:

            (a)   The name of the person  filing  this  report is Isaac  Maurice
                  Levy;

            (b) The business address of Mr. Levy is c/o Happy Kids Inc., 100 West 33rd Street, New York, New York 10001;

            (c) The present principal occupation or employment of Mr. Levy is Senior Vice President of Happy Kids Inc., a New York corporation, located at 100 West 33rd Street, New York, New York 10001;

            (d) During the last five years, Mr. Levy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

            (e) During the last five years, Mr. Levy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

            (f)   Mr. Levy is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 12, 1999, the Company's Board of Directors (the "Board") received for consideration a proposal (the "Proposal") from H.I.G. Capital, L.L.C., a private investment firm ("Buyer"), to recapitalize the Company in a going-private transaction (the "Proposed Transaction"). Certain terms and conditions of the Proposed Transaction are set forth in that certain Letter of Intent dated July 9, 1999, entered into by and among the Buyer and each of

                               Page 6 of 11 Pages
         the Reporting Persons (the "Letter of Intent"). As contemplated under the Letter of Intent, an entity to be formed by the Buyer ("Newco") would be merged with and into the Company (the "Merger"). Upon consummation of the Merger, each share of the Company's Common Stock then held by the public (other than shares held by the Reporting Persons) would be converted into the right to receive $11.50 payable entirely in cash, without any interest thereon. The Reporting Group, which presently owns approximately 74.69% of the Company's Common Stock in the aggregate, would continue to own approximately 23.61% of the Company's Common Stock in the aggregate upon consummation of the Merger and would receive, in the aggregate, approximately $49.25 million in connection with their sale of shares of the Company's Common Stock. Each outstanding option to purchase the Company's Common Stock, whether or not then exercisable, would be cancelled upon consummation of the Merger and the holders thereof would be compensated accordingly. The Merger is conditioned upon, among other things, the approval of the Company's Board of Directors, the approval of two-thirds of all of the Company's shareholders, negotiation and execution of a definitive acquisition agreement, the receipt of financing on acceptable terms in amounts sufficient to effect the Merger, and other customary conditions. It is expected that, in the event the Merger is consummated, the registration of the Company's Common Stock pursuant to
         Section 12 of the Exchange Act would be terminated and the Common Stock would cease to be listed on the Nasdaq National Market.

         The Reporting Persons have calculated that approximately $79.7 million would be required to pay the aggregate consideration due to all shareholders and option holders of the Company (including each member of the Reporting Group) upon consummation of the Merger.

         The Reporting Persons expect the Buyer to make an equity investment and arrange to borrow sufficient funds from banks and other financial institutions and/or to obtain additional funds through the issuance and sale of debt securities of Newco to effect the Merger and to pay the requisite consideration in connection therewith. Although the Reporting Persons and Buyer have had preliminary discussions with financial institutions regarding such funding, no such commitment or undertaking has been formalized to date. It is expected that in connection with the consummation of the Merger, the Company would assume, guarantee or otherwise become liable for, contractually or by operation of law, Newco's obligations under any borrowings of Newco or debt securities sold by Newco. Following the consummation of the Merger, the Company's available cash resources will be utilized to pay certain of the costs of the Merger or retire or amortize certain obligations incurred to effect the Merger.

         As of the date hereof, the Company's Board of Directors, which has formed a Special Committee to evaluate the Proposal, has not responded to the Proposal. Although the Reporting Group, which, in the aggregate, currently beneficially owns 74.69% of the Company's Common Stock outstanding has agreed to support the Proposal, there can be no assurance that the Board of Directors of the Company will accept the Proposal or, if accepted, that the conditions set forth in such Proposal, including the obtaining of requisite financing, will be satisfied, that a mutually acceptable definitive acquisition agreement will be entered into, or that the Proposed Transaction will be consummated.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information contained in Item 3 above is incorporated herein by reference. Upon consummation of the Merger, the Reporting Group would own, in the aggregate, approximately 23.61% of the Company's Common Stock, as compared to the approximately 74.69% ownership of such Common Stock currently held in the aggregate by the Reporting


                               Page 7 of 11 Pages

         Group. The aggregate cash consideration to be received by the Reporting Group upon consummation of the Merger and in connection with their sale of shares of the Company's Common Stock is approximately $49.25 million.

         Other than in connection with the Proposed Transaction set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

            (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Company;

            (f) Any other material change in the Company's business or corporate structure;

            (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j)   Any action similar to any of those enumerated in this Item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) - (b)   The Company's Quarterly  Report on Form  10-Q for the  quarter ended March 31, 1999 reports that as of April 30, 1999,  there were outstanding  10,375,693 shares of Common Stock. As of the
                  date  hereof,  the  Reporting  Persons   beneficially  own  an
                  aggregate   of   7,750,000   shares   of  Common   Stock,   or
                  approximately  74.69% of the  shares of  Common  Stock  deemed outstanding.  Of these shares:  (i) Jack M. Benun beneficially owns 6,587,500  shares of Common Stock.  Such amount  includes
                  3,293,750  shares of Common  Stock  owned of record by Mark J.
                  Benun and  300,000  shares of Common  Stock owned of record by the Jack M. Benun Family,  L.P., of which Jack M. Benun is the general partner with a one-percent interest,  and each of Jack
                  M. Benun's  three  daughters  is a limited  partner with a 33%
                  interest.  Jack M.  Benun  has the  sole  power  to vote or to direct the vote of all such shares of Common Stock. Except for the  3,293,750  shares of Common Stock owned of record by Mark
                  J. Benun,  as to which Jack M. Benun has no power with respect to disposal or directing the disposition of such shares,  Jack
                  M.  Benun  has the sole  power to  dispose  or to  direct  the
                  disposition   of  all  such   shares;   (ii)  Mark  J.   Benun
                  beneficially owns 2,293,750 shares of Common Stock. Pursuant to a Voting Agreement dated January 1, 1998, Jack M. Benun has the sole power to vote or to direct the vote of all such 3,293,750 shares during Jack M. Benun's


                               Page 8 of 11 Pages
                  lifetime. Mark J. Benun has the sole power to dispose or to direct the disposition of all such 3,293,750 shares; and (iii) Isaac M. Levy beneficially owns 1,162,500 shares of Common Stock. Mr. Levy has the sole power to vote or to direct the vote of and has the sole power to dispose or to direct the disposition of all such 1,162,500 shares. The shares of Common Stock beneficially owned by Jack M. Benun constitute approximately 63.49% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Mark
                  J. Benun constitute approximately 31.74% of the outstanding shares of Common Stock. The shares of Common Stock beneficially owned by Isaac M. Levy constitute 11.20% of the outstanding shares of Common Stock. By virtue of their status as a "group" for purposes of Rule 13d-5, each of Jack M. Benun, Mark J. Benun and Isaac M. Levy may be deemed to have shared voting and dispositive power over the shares owned by the other person. (c) None. (d) None. (e) None.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH THE
         ISSUER.

         The information set forth in Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Letter of Intent, dated July 9, 1999, entered into by and among H.I.G. Capital, L.L.C., Jack M. Benun, Mark J. Benun and Isaac M. Levy.

         2.  Press Release of the Company, dated July 12, 1999.


                               Page 9 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



July 22, 1999                          /s/ Jack M. Benun
                                       --------------------------
                                       Jack M. Benun


July 22, 1999                          /s/ Mark J. Benun
                                       --------------------------
                                       Mark J. Benun


July 22, 1999                          /s/ Isaac M. Levy
                                       --------------------------
                                       Isaac M. Levy



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                  Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).





                              Page 10 of 11 Pages

                                  EXHIBIT INDEX

          1. Letter of Intent, dated July 9, 1999, entered into by and among H.I.G. Capital, L.L.C., Jack M. Benun, Mark J. Benun and Isaac M. Levy.

          2.   Press Release of the Company, dated July 12, 1999.






                              Page 11 of 11 Pages